UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Archer Aviation Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03945R 102

(CUSIP Number)

Steven B. Stokdyk

Latham & Watkins LLP

10250 Constellation Blvd., Suite 1100

Los Angeles, CA 90067

(213) 891 7421

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03945R102	13D	Page 1 of 7 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brett Adcock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,159,347(1)
	8	SHARED VOTING POWER 24,396,278(1)
	9	SOLE DISPOSITIVE POWER 4,159,347(1)
	10	SHARED DISPOSITIVE POWER 24,396,278(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,555,625(1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 03945R102	13D	Page 2 of 7 Pages

(1)	Consists of: (i) 4,159,347 shares of Class B Common Stock (the “Class B Common Stock”) of Archer Aviation Inc. (the “Issuer”) held directly by Brett Adcock (“Mr. Adcock”); and (ii) 24,396,278 shares of Class B Common Stock held directly by Hight Drive Growth LLC (“Hight Drive”), a Delaware limited liability company. Mr. Adcock is the sole managing member of Hight Drive and, as such, has voting and investment discretion with respect to the securities directly held by it. Shares of the Issuer’s Class B Common Stock are convertible at any time into shares of the Issuer’s Class A Common Stock at the election of the holder or automatically upon certain transfers. Shares of the Issuer’s Class B Common Stock held by Mr. Adcock and Hight Drive will automatically convert into shares of Class A Common Stock on the date that is 12 months following the date that Mr. Adcock ceased to provide services to the Issuer as an executive officer and member of the board of directors.

(2)	Aggregate amount beneficially owned by the reporting person as of January 11, 2023. The amount beneficially owned by the reporting person as of January 9, 2023 was 28,905,625 shares of Class B Common Stock.

(3)	The percentage in row 13 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on an aggregate 177,686,334 shares of Class A Common Stock outstanding as of November 4, 2022, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on November 10, 2022.

CUSIP No. 03945R102	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hight Drive Growth LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,396,278(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,396,278(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,396,278(1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Consists of 24,396,278 shares of Class B Common Stock held directly by Hight Drive. Mr. Adcock is the sole managing member of Hight Drive and, as such, has voting and investment discretion with respect to the securities directly held by it.

(2)	Aggregate amount beneficially owned by the reporting person as of January 11, 2023. The amount beneficially owned by the reporting person as of January 9, 2023 was 24,746,278 shares of Class B Common Stock.

(3)	The percentage in row 13 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act, based on an aggregate 177,686,334 shares of Class A Common Stock outstanding as of November 4, 2022, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the SEC on November 10, 2022.

CUSIP No. 03945R102	13D	Page 4 of 7 Pages

Amendment No. 3 to Schedule 13D

This Amendment Number 3 (this “Amendment”) amends the statement on Schedule 13D (the “Schedule 13D”) initially filed with the United States Securities and Exchange Commission (the “SEC”) by Brett Adcock on September 16, 2021 with respect to the Class A Common Stock (the “Class A Common Stock”), par value $0.0001 per share, of Archer Aviation Inc. (the “Issuer”), a Delaware corporation, as subsequently amended by Amendment Number 1 filed with the SEC on May 20, 2022 and Amendment Number 2 filed with the SEC on October 27, 2022. The principal executive office of the Issuer is located at 1880 Embarcadero Road, Palo Alto, CA 94303.

This Amendment is being filed to report and reflect a reduction in the beneficial ownership of the Issuer’s capital stock in connection with sales.

This Amendment amends and supplements the Schedule 13D as set forth herein. Except as expressly provided herein, all Items of the Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to them in the Schedule 13D. Information given in response to each Item shall be deemed incorporated by reference in all other Items of the Schedule 13D, as amended.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) All percentages set forth in this Item 5 were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act, and based on an aggregate total of 177,686,334 shares of the Issuer’s Class A Common Stock outstanding as of November 4, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the SEC on November 10, 2022.

As of the date of this Amendment, the Reporting Persons may be deemed to beneficially own, for purposes of Rule 13d-3(d)(1)(i) of the Exchange Act, an aggregate total of 28,555,625 shares of the Class A Common Stock of the Issuer, which represents 16.1 % of the Issuer’s outstanding Class A Common Stock, and which includes an aggregate 28,555,625 shares of Class B Common Stock which are convertible at any time into an equal number of shares of Class A Common Stock at the election of the holder or automatically upon certain transfers. The Reporting Persons did not, and do not, have the right to acquire any additional shares of Class A Common Stock within sixty days of April 14, 2022 (the “Forfeiture Date”) or the date of this Amendment.

As of the date of this Amendment, assuming the conversion of all of the Reporting Persons’ shares of Class B Common Stock into shares of the Issuer’s Class A Common Stock, Hight Drive may be deemed to have: (i) sole power to vote and dispose, or direct the vote and disposition of, 0 shares, or 0.0%, of the Issuer’s Class A Common Stock and (ii) shared power to vote and dispose, or direct the vote and disposition of, 24,396,278 shares, or 13.7%, of the Issuer’s Class A Common Stock.

As of the date of this Amendment, assuming the conversion of all of the Reporting Persons’ shares of Class B Common Stock into shares of the Issuer’s Class A Common Stock, Mr. Adcock may be deemed to have: (i) sole power to vote and dispose, or direct the vote and disposition of, 4,159,347 shares, or 2.3%, of the Issuer’s Class A Common Stock and (ii) shared power to vote and dispose, or direct the vote and disposition of, 24,396,278 shares, or 13.7%, of the Issuer’s Class A Common Stock.

(c) On the Forfeiture Date, and as of the date of this Amendment, Mr. Adcock forfeited the settlement of 5,002,306 shares of Class B Common Stock underlying the First Tranche PRSUs. On April 28, 2022 (the “Separation Agreement Date”), as more specifically described in Item 6, hereinbelow, by virtue of the mutual execution of the Separation Agreement (defined in Item 6, hereinbelow) by Mr. Adcock and the Issuer, the Issuer’s repurchase right was terminated, effective immediately, with respect to the: (i) Unvested Option Shares (defined in Item 6, hereinbelow) directly held by Mr. Adcock and (ii) Unvested Restricted Shares (defined in Item 6, hereinbelow) directly held by Hight Drive. On the Separation Agreement Date, by virtue of the mutual execution of the Separation Agreement by Mr. Adcock and the Issuer, the Founder Grant was caused to be modified so that its vesting period did not terminate and was instead extended by 15 months from the Separation Agreement Date, as more specifically described in Item 6, hereinbelow.

CUSIP No. 03945R102	13D	Page 5 of 7 Pages

During the last 60 days, the Reporting Persons effected the following transactions in the Issuer’s capital stock:

Date	Amount	Price Per Share		Type of Transaction
November 10, 2022	90,000	$0.0000		(15)
November 10, 2022	90,000	$2.7605	(1)	Open market sale
November 22, 2022	100,000	$0.0000		(16)
November 22, 2022	100,000	$2.4062	(2)	Open market sale
November 28, 2022	4,096	$0.0000		(17)
November 28, 2022	4,096	$2.3981	(3)	Open market sale
November 29, 2022	100,000	$0.0000		(18)
November 29, 2022	100,000	$2.2768	(4)	Open market sale
November 30, 2022	120,000	$0.0000		(19)
November 30, 2022	120,000	$2.3183	(5)	Open market sale
December 1, 2022	120,000	$0.0000		(20)
December 1, 2022	120,000	$2.5870	(6)	Open market sale
December 2, 2022	120,000	$0.0000		(21)
December 2, 2022	120,000	$2.5096	(7)	Open market sale
December 5, 2022	49,584	$0.0000		(22)
December 5, 2022	49,584	$2.4086	(8)	Open market sale
January 4, 2023	130,000	$0.0000		(23)
January 4, 2023	130,000	$2.1293	(9)	Open market sale
January 5, 2023	100,000	$0.0000		(24)
January 5, 2023	100,000	$2.1720	(10)	Open market sale
January 6, 2023	180,000	$0.0000		(25)
January 6, 2023	180,000	$2.2019	(11)	Open market sale
January 9, 2023	150,000	$0.0000		(26)
January 9, 2023	150,000	$2.3539	(12)	Open market sale
January 10, 2023	150,000	$0.0000		(27)
January 10, 2023	150,000	$2.3608	(13)	Open market sale
January 11, 2023	200,000	$0.0000		(28)
January 11, 2023	200,000	$2.3660	(14)	Open market sales

(1)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.7000 to $2.7900 inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the shares of Class A Common Stock sold at each separate price within the range set forth in this footnote (1) and footnotes (2), (3), (4), (5), (6), (7), (8), (9), (10), (11), (12), (13) and (14).
(2)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.3800 to $2.4650 inclusive.
(3)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.3800 to $2.4050 inclusive.
(4)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.2600 to $2.2900 inclusive.
(5)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.2700 to $2.3610 inclusive.
(6)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.5200 to $2.6250 inclusive.
(7)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.4700 to $2.5500 inclusive.
(8)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.3201 to $2.4950 inclusive.
(9)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.1200 to $2.1750 inclusive.

CUSIP No. 03945R102	13D	Page 6 of 7 Pages

(10)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.1500 to $2.1750 inclusive.
(11)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.1600 to $2.3100 inclusive.
(12)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.3300 to $2.3800 inclusive.
(13)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.3400 to $2.3900 inclusive.
(14)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.3500 to $2.3850 inclusive.
(15)	On November 10, 2022, the Reporting Persons directed the sale of 90,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 90,000 shares of the Class A Common Stock.
(16)	On November 22, 2022, the Reporting Persons directed the sale of 100,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 100,000 shares of the Class A Common Stock.
(17)	On November 28, 2022, the Reporting Persons directed the sale of 4,096 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 4,096 shares of the Class A Common Stock.
(18)	On November 29, 2022, the Reporting Persons directed the sale of 100,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 100,000 shares of the Class A Common Stock.
(19)	On November 30, 2022, the Reporting Persons directed the sale of 120,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 120,000 shares of the Class A Common Stock.
(20)	On December 1, 2022, the Reporting Persons directed the sale of 120,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 120,000 shares of the Class A Common Stock.
(21)	On December 2, 2022, the Reporting Persons directed the sale of 120,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 120,000 shares of the Class A Common Stock.
(22)	On December 5, 2022, the Reporting Persons directed the sale of 49,584 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 49,584 shares of the Class A Common Stock.
(23)	On January 4, 2023, the Reporting Persons directed the sale of 130,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 130,000 shares of the Class A Common Stock.
(24)	On January 5, 2023, the Reporting Persons directed the sale of 100,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 100,000 shares of the Class A Common Stock.
(25)	On January 6, 2023, the Reporting Persons directed the sale of 180,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 180,000 shares of the Class A Common Stock.
(26)	On January 9, 2023, the Reporting Persons directed the sale of 150,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 150,000 shares of the Class A Common Stock.
(27)	On January 10, 2023, the Reporting Persons directed the sale of 150,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 150,000 shares of the Class A Common Stock.
(28)	On January 11, 2023, the Reporting Persons directed the sale of 200,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 200,000 shares of the Class A Common Stock.

(d)           To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s capital stock which are directly or indirectly beneficially owned by the Reporting Persons.

(e)           Not applicable.

CUSIP No. 03945R102	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     January 12, 2023

By:	/s/ Brett Adcock
Name:	Brett Adcock

Date:     January 12, 2023

Hight drive Growth LLC

By:	/s/ Brett Adcock
Name:	Brett Adcock
Title:	Managing Member